VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker

Re:                             New Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2016
Filed March 30, 2017
File No. 001-31722

Dear Mr. Decker:

New Gold Inc. (“New Gold” or the “Company”) hereby acknowledges receipt of the comment letter dated August 11, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter.  For ease of reference, the Staff’s comment is reprinted below and followed by New Gold’s response.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.2

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

(q) Derivative instruments, including hedge accounting

Gold Stream Obligation, page 24

COMMENT:

1.              You have determined that the gold stream agreement with RGLD Gold AG met the definition of a derivative and was classified as a financial liability at fair value through profit or loss. Please tell us your basis in IFRS for including the subsequent fair value adjustments due to your own credit risk in other comprehensive income. Refer to paragraph 4.2.1(a) of IFRS 9, which indicates that derivative liabilities are classified as financial liabilities at fair value through profit or loss.

RESPONSE:

Due to the large upfront payment received related to the future delivery of gold under the streaming arrangement, we concluded that the arrangement does not meet the definition of a derivative in Appendix A to IFRS 9.  Instead, we have assessed the gold stream agreement with RGLD Gold AG to contain embedded derivatives included in a host financing contract. As such, we consider the contract to be a “hybrid contract” with separable embedded derivatives, as set out in IFRS 9 paragraph 4.3.3.

The embedded derivatives’ fair value changes in response to inputs such as gold and silver prices and expected ounces to be provided under the agreement. The Company applied IFRS 9 paragraph 4.3.5 to the hybrid contract and determined the criteria to designate the entire hybrid contract as at fair value through profit or loss (“FVTPL”)

were met.  As a result, the gold stream obligation is actually designated as at fair value through profit and loss under IFRS 9 paragraph 4.3.5 and not classified as at FVTPL under IFRS 9 paragraph 4.2.1(a).

Further, as required by the guidance in IFRS 9 paragraph 5.7.7 for liabilities designated as FVTPL, the amount of change in the fair value of the liability that is attributable to changes in the credit risk of that liability was presented in other comprehensive income (“OCI”).

The reference to derivative in our accounting policy note disclosure was to the embedded derivatives identified within the hybrid instrument. For greater clarity, the Company will modify the disclosure in its future consolidated financial statements incorporated in its Form 40-F or Forms 6-K, as the case may be and as applicable.  The disclosure will be substantially in the form of the revised disclosure shown in the blackline attached as Exhibit A.

If you have any questions or additional comments concerning the foregoing, please contact me at (416) 324-6000.

Very truly yours,

/s/ Lisa Damiani
Lisa Damiani
Vice President, General Counsel
and Corporate Secretary
New Gold Inc.

Exhibit A

Revised Disclosure

2. SIGNIFICANT ACCOUNTING POLICIES

(p) Financial liabilities

Gold Stream Obligation

The Company has a gold stream agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). ~~In accordance with IFRS 9, management has determined that based on the terms of the agreement, the Company assumes the risks associated with the timing and amount of ounces of gold and silver delivered~~ For accounting purposes, the Company has determined that the gold stream obligation represents a financing contract with embedded derivatives. The value of the embedded derivatives changes in response to changes in metal prices and in the number of ounces expected to be delivered. As ~~this~~ the gold stream obligation ~~met the definition of a derivative~~has embedded derivatives that would otherwise need to be accounted for separately at FVTPL, the Company has designated~~classified~~ the deposit received from Royal Gold as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9. Transaction costs directly attributable to the gold stream obligation ~~are~~were expensed through profit and loss ~~as incurred~~.

Fair value of the gold stream obligation on initial recognition ~~is~~was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk will be recorded in the Consolidated Statement of Comprehensive Loss, as required by IFRS 9 (2013) for financial liabilities designated as at FVTPL. Components of the adjustment to fair value at each reporting date include:

•                  Accretion expense due to passage of time

•                  Change in the risk-free interest rate

•                  Change in the Company specific credit spread

•                  Change in any expected ounces to be delivered

•                  Change in future metal prices

12. GOLD STREAM OBLIGATION

In 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from the Rainy River project up to a total of 230,000 ounces of gold and then 3.25% of the project’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $100.0 million during 2015 and $75.0 million during the fourth quarter of 2016 in consideration.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation ~~is accounted for~~ as a financial liability at FVTPL under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash outflows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive loss. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit is permitted to be increased to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Furthermore, the leverage ratio contained in the above agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the Credit Facility, up to December 31, 2017.